FEDERATED ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

August 15, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED ADVISER SERIES (the “Registrant” or the “Trust”)

Federated Emerging Markets Equity Fund

Federated International Equity Fund

Federated International Growth Fund

(each, the “Fund” or collectively, the “Funds”)

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Orlic:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on July 24, 2019, regarding its Post-Effective Amendment No. 16 under the Securities Act of 1933 and Amendment No. 17 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Trust, with respect to the Funds, filed on June 7, 2019.

GLOBAL COMMENTS FOR THE FUNDS:

COMMENT 1: GENERAL COMMENT

Please confirm that the Funds will not be offered for sale until after the reorganizations are completed.

Additionally, the Funds should add a supplement stating this information. Please see supplement dated January 12, 2016 to the Franklin California Ultra Short Tax-Free Income Fund.

RESPONSE:

The Registrant confirms that the Funds will not be offered for sale until after the reorganizations are completed. Accordingly, the Registrant will add the following statement to the covers of each of the Funds’ prospectuses either directly or via supplement:

“The Fund is a newly organized fund created to acquire the assets and liabilities of [Insert PNC Fund Name] (the “Predecessor Fund”). At a special shareholder meeting to be held on or about November 5, 2019, Predecessor Fund shareholders will be asked to approve a proposed plan of reorganization (the “Plan”) whereby assets and liabilities of the Predecessor Fund will be acquired by the Fund in exchange for [Insert Share Class Name or Names] of the Fund.

If the reorganization is approved by the Predecessor Fund shareholders, the Predecessor Fund will be considered the accounting and tax survivor of the reorganization, and accordingly, certain performance information, financial highlights and other information relating to the Predecessor Fund have been included in the Fund’s prospectus and presented as if the reorganization has been consummated. As of the date of the Fund’s prospectus, the reorganization has not yet been approved by shareholders and the reorganization has not yet occurred. The Fund will commence operations on the date that the reorganization is effected in accordance with the Plan, which is anticipated to occur in November 2019.”

COMMENT 2: Prospectus Risk/Return Summary: Fees and Expenses

Please delete Footnotes (1) and (3) in each of the Funds since the expenses disclosed are not currently charged by the Funds.

RESPONSE:

The Registrant confirms that the Distribution Rule 12b-1 Fee (12b-1) for the Funds’ Class A Shares and the shareholder services/account administration fee (SSF/AAF) for the Funds’ Institutional Shares are “dormant” (collectively, the “Dormant Fees”). While the Dormant Fees have been approved by the Funds’ Board of Trustees (the “Board”), these Dormant Fees will not be incurred or charged unless and until they are approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the Dormant Fees in the respective footnotes is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for the Funds’ investors. The Funds do not, and cannot, include the Dormant Fees in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) Dormant Fees have been approved by the Board, (2) provide the maximum allowable fee amount, as applicable and (3) disclose that the Dormant Fees are not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 3: Prospectus Risk/Return Summary: Fees and Expenses Example:

Please delete “any sales loads on reinvested dividends,…” from the parenthetical in the second paragraph of the “Example” section (shown below) since the Funds do not charge any sales loads on reinvested dividends.

“The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods.  Expenses assuming no redemptions are also shown. The Example also assumes that your investment has 5% return each year and that operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and remain the same.  Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

RESPONSE:

The Registrant will remove the phrase “any sales loads on reinvested dividends” from the noted disclosure as described above.

COMMENT 4: Prospectus Risk/Return Summary: Fees and Expenses Example:

Please confirm that the fee waivers are only in effect for 1 year and revise the narrative, if applicable.

RESPONSE:

The Registrant confirms that the calculations reflected in the Funds’ Examples are based upon gross expenses and do not include any fee waivers or expense reimbursements.

COMMENT 5: Prospectus Risk/Return Summary: Fees and Expenses Example:

In the Funds’ Expense Tables, please provide amounts for years 5 and 10 since the Funds are adopting predecessor fund performance.

RESPONSE:

The Registrant confirms that the 5 and 10 year columns will be added to the Examples of each of the Funds, consistent with the presentations in Examples of each of the predecessor funds.

COMMENT 6. Prospectus: Summary Risks

With respect to Issuer Credit Risk and Interest Rate Risk, please explain how these are main risks for the Funds.

RESPONSE:

The Registrant notes that these risk factors were included as the Registrant considers them to be principal risks associated with the Funds’ respective investment strategies. Further, the Registrant notes that the disclosure of these risk factors is consistent with the risk disclosure in the Predecessor Funds’ prospectuses.

COMMENT 7. Prospectus: Summary Risk

Please consider adding Portfolio Turnover risk.

RESPONSE:

The Registrant respectfully notes that each of the Funds currently includes disclosure in its summary and statutory investment strategy statements regarding its intended active portfolio trading approach. These statements include disclosure regarding the risks of an active portfolio trading strategy including an increased portfolio turnover rate, increased trading costs which may have an adverse impact on Fund performance, and the possibility of generating more short-term capital gains or losses. Therefore, the Registrant respectfully declines to make any changes in response to this comment because the Registrant believes that the Funds’ current disclosure is accurate and consistent with the requirements of Instruction 7 to Item 9(b) of Form N-1A.

COMMENT 8. Risk/Return Bar Chart.

Please revise the second footnote, under the bar chart of each Fund, to reflect the most recent quarter end total return.

We note that the predecessor fund’s Class IS is referenced in the footnote. The Staff was unable to locate the Class IS prospectus. Please advise.

RESPONSE:

The Registrant confirms that the noted disclosure should refer to each Predecessor Fund’s Class I. The Registrant will add the total returns for each Fund as of the most recent calendar quarter end and will update the disclosure to reference Class I of each Predecessor Fund.

The Registrant confirms that the predecessor funds’ Class I shares appear in a combined prospectus for the PNC funds. Please see: https://pncfunds.com/cmsfiles/docs/literature/Equity/EmergingMarkets%20Prospectus.pdf?1564582606900

COMMENT 9: Average Annual Total Return Table

We note the statement: “The performance of the IS class has not been adjusted to reflect the expenses applicable to the A, C or R6 class.” Performance for Class A Shares and Class C Shares should be adjusted for sales loads with disclosure added to that effect. Please revise the introduction disclosure as well as the table.

RESPONSE:

In response to the Staff’s comment, the Registrant will update the introduction disclosure as follows (changes are marked):

“The Fund’s A, C and R6 classes have not yet commenced operations.  For the periods prior to the commencement of operations of the A, C and R6 classes, the performance information shown below is for the Predecessor Fund’s I class.  The performance of the IS class has not been adjusted to reflect the expenses applicable to the A, C or R6 class. The performance has been adjusted to reflect the differences in sale charges and deferred sales charges applicable to A class and C class.”

In addition, the Registrant will review and revise the figures in the table, as necessary, to confirm the performance for Class A and Class C Shares has been adjusted to reflect sales loads, where applicable.

COMMENT 10: Average Annual Total Return Table

Please delete the last sentence of the first paragraph which reads:

“The expenses of the R6 class are anticipated to be lower than the expenses ratio of the IS class.”

RESPONSE:

The Registrant will delete the noted sentence.

COMMENT 11: Securities Lending

In the first paragraph it states that “The Fund may lend portfolio securities to borrowers that the Adviser deems creditworthy. In return, the Fund receives cash or liquid securities from the borrower as collateral.” The Staff’s position is that acceptable collateral is limited to cash, government securities and irrevocable bank standby letters of credit not issued by a fund’s bank lending agent. Revise to delete the reference to “liquid securities.” Please see Adams Express No Action Letter, October 20, 1979.

RESPONSE:

The Registrant will delete the reference to “or liquid securities” in the first paragraph under “Securities Lending.”

COMMENT 12: Securities Lending

In the second paragraph, please change the phrase “among other acceptable investments” to read “other highly liquid securities.”

RESPONSE:

The Registrant will revise the phrase “among other acceptable investments” to read “other highly liquid securities.”

The Fund’s securities lending disclosure will be revised accordingly, in response to Comments 11 and 12 (deletions stricken and additions bold and underlined):

“Securities Lending

The Fund may lend portfolio securities to borrowers that the Adviser deems creditworthy. In return, the Fund receives cash ~~or liquid securities~~, government securities or irrevocable bank standby letters of credit not issued by a fund’s bank lending agent from the borrower as collateral. The borrower must furnish additional collateral if the market value of the loaned securities increases. Also, the borrower must pay the Fund the equivalent of any dividends or interest received on the loaned securities.

The Fund will reinvest cash collateral in securities that qualify as an acceptable investment for the Fund. However, the Fund must pay interest to the borrower for the use of cash collateral. An acceptable investment into which the Fund may reinvest cash collateral includes, among other ~~acceptable investments~~ highly liquid securities, securities of affiliated money market funds (including affiliated institutional prime money market funds with a “floating” net asset value that can impose redemption fees and liquidity gates, impose certain operational impediments to investing cash collateral, and, if net asset value decreases, result in the Fund having to cover the decrease in the value of the cash collateral).

Loans are subject to termination at the option of the Fund or the borrower. The Fund will not have the right to vote on securities while they are on loan. However, the Fund will attempt to terminate a loan in an effort to reacquire the securities in time to vote on matters that are deemed to be material by the Adviser. There can be no assurance that the Fund will have sufficient notice of such matters to be able to terminate the loan in time to vote thereon. The Fund may pay administrative and custodial fees in connection with a loan and may pay a negotiated portion of the interest earned on the cash collateral to a securities lending agent or broker. Securities lending activities are subject to interest rate risks and credit risks.”

COMMENT 13. Securities Lending

In the paragraph below, please provide the legal basis for the underlined phrase.

“However, the Fund must pay interest to the borrower for the use of cash collateral. An acceptable investment into which the Fund may reinvest cash collateral includes, among other acceptable investments, securities of affiliated money market funds (including affiliated institutional prime money market funds with a “floating” net asset value that can impose redemption fees and liquidity gates, impose certain operational impediments to investing cash collateral, and, if net asset value decreases, result in the Fund having to cover the decrease in the value of the cash collateral).”

RESPONSE:

The Registrant supplementally confirms that the “certain operational impediments” disclosed above refer to certain of Federated’s affiliated institutional prime money market funds determining their final net asset value earlier, on a daily basis, than the finalization of certain daily loan data for Federated’s securities lending program. This timing discrepancy results in the amount of daily final loan collateral not being known prior to the final time by which it can be invested in or shares can be redeemed from these institutional prime money market funds. Federated has addressed this issue, which does not prevent affiliated institutional prime money market funds from being acceptable investments for the securities lending program, in the relevant securities lending policy and procedures, which have been reviewed and approved by the Federated Funds’ Board.

COMMENT 14. Hedging

We note the statement: “The Fund may also attempt to hedge by using combinations of different derivative contracts, or derivative contracts and securities.” Please specify and include the types of derivatives that will be used and disclose the risks associated with those derivatives.

RESPONSE:

The derivatives referenced in this disclosure are those disclosed in each Fund’s prospectus, including under “What are the Fund’s Principal Investments - DERIVATIVE CONTRACTS.” Accordingly, the Fund respectfully declines to make any changes in response to this comment.

COMMENT 15. Prospectus: Statutory Risk Section

In “Eurozone Related Risk,” please update the “Brexit” disclosure as applicable.

RESPONSE:

The “Eurozone Related Risk” disclosure in the Funds’ statutory prospectuses contains Brexit disclosure. The Registrant acknowledges the Staff’s comment and confirms that, as part of a Federated Funds complex-wide review, it anticipates that it will assess its Statutory Prospectus Eurozone Related Risk factor for potential changes to the existing Brexit disclosure following more definitive information about the withdrawal of the United Kingdom from the European Union. At that time, potential disclosure revisions will also be considered for the Summary section risk factor.

COMMENT 16. Prospectus: Summary and Statutory Risk Sections

Please include a “closed-end fund risk” as applicable.

RESPONSE:

The Registrant notes that the Funds include disclosure relating to “Investing in Securities of Other Investment Companies.” Accordingly, the Registrant respectfully declines to make changes in response to this comment.

COMMENT 17: Additional Information on the Availability of Certain Waivers and Discounts

In the first paragraph, please delete the following sentence:

“The information contained in Appendix B is based on information provided by these financial intermediaries.”

RESPONSE:

With respect to the sentence that states, “The information contained in Appendix B is based on information provided by these financial intermediaries,” the Registrant respectfully submits that the disclosure in question is, in the Registrant’s view, accurate and not a disclaimer of responsibility. The Registrant, the Funds, and their respective investment advisers do not establish or determine financial intermediary-specific policies and procedures. These policies and procedures are solely determined by a financial intermediary and the Registrant makes available the financial intermediary’s policy, as provided.

COMMENT 18: Financial Highlights-Introduction

We note the first sentence in the first paragraph which reads:

“The Financial Highlights will help you understand the Fund’s financial performance for its past five fiscal years.”

Please add a statement relating to the life of a Fund being less than five years, if applicable.

RESPONSE:

The above referenced sentence will be revised to read as follows for each Fund containing a class or classes with fewer than five years of performance (addition is bold and underlined):

The Financial Highlights will help you understand the Fund’s financial performance for its past five fiscal years, or since inception, if the life of the Fund is shorter.”

COMMENT 19: Appendix B

We note the various effective dates disclosed throughout Appendix B. Please change the effective dates to the date of the prospectuses.

RESPONSE:

The Registrant notes that the effective dates disclosed in Appendix B relate to the effective date of the sales charge waivers and exchange features programs of the individual financial intermediaries. However, in light of the Staff’s comment, the Registrant will remove the effective dates since the Funds were not in existence at the time the programs were implemented.

COMMENT 20: SAI: Investment Objective and Investment Limitations-Additional Information:

Please note that a fund and its adviser may not ignore the investment in affiliated and unaffiliated underlying investment companies when determining whether or not a fund is in compliance with its concentration policy.

Please revise the Additional Information section to clarify that the Funds will consider the investments in underlying investment companies (not just underlying funds that are concentrated) when determining the Funds’ compliance with their concentration policy.

RESPONSE:

In response to the Staff’s comment, and while the Registrant acknowledges the Staff’s view, the Registrant respectfully believes that the Funds’ disclosure and monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” underlying investment companies in which the Funds invest for purposes of administering their concentration policies. The Funds do not currently have access to the individual holdings of such products to apply a “look through” to effectively determine their industry concentrations. To the extent that any of the Funds determine that an investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps intended to ensure that it has appropriate risk disclosure relating to that investment.  Supplementally, the Registrant notes that such exposure is unlikely for the Funds, as any investments in underlying investment companies are expected to be minimal and in broad-based index ETFs (such as those tracking the S&P 500 Index) and other investment companies, including money market funds, that are likely to increase the Funds’ diversification and reduce their overall industry concentrations.

Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Funds will look through to the investments of all underlying funds for purposes of industry concentration and affirms that the Funds will continue to classify any underlying fund investment according to its general concentration.

COMMENT 21: SAI-Portfolio Manager Compensation Disclosure

We note the sentence preceding the table disclosing type, number and total assets of additional accounts managed by each portfolio manager: “The following information about the Fund’s Portfolio Managers is provided as of the end of the Fund’s most recently completed fiscal year unless otherwise indicated.” Please clarify that the information provided is based on the Predecessor Fund information.

RESPONSE:

The Registrant will revise the statement in each place in which it appears as follows (addition is bold and underlined):

“The following information about the Fund’s Portfolio Managers is provided as of the end of the Predecessor Fund’s most recently completed fiscal year unless otherwise indicated.”

COMMENT 22: SAI- General Comment

Since the Predecessor Funds are the accounting and tax survivors of each Reorganization, portfolio turnover, brokerage and other similar information of the Predecessor Fund required in the SAI, should be included.

RESPONSE:

The Registrant will revise the Funds’ SAIs to include the referenced Predecessor Funds’ disclosure, except where such information of the Predecessor Fund will be rendered inaccurate or potentially misleading as a result of the reorganizations (e.g., portfolio manager compensation).

COMMENT: 23: Part C: Exhibit List

In the Part C Legal Opinion, second to last paragraph, please revise point (2) to fully track the language in Staff Legal Bulletin #19 and include the reference to creditors.

RESPONSE:   The Registrant will revise the referenced language as shown below (addition is bold and underlined).

“Based upon and subject to the foregoing, it is our opinion that (1) the Shares to be issued pursuant to the Post-Effective Amendment, when issued and paid for by the purchasers upon the terms described in the Post-Effective Amendment will be validly issued, and (2) such purchasers will have no obligation to make any further payments for the purchase of the Shares or contributions to the Trust or its creditors solely by reason of their ownership of the Shares.”

Federated Emerging Markets Equity Fund – FUND SPECIFIC COMMENTS

COMMENT 1: Prospectus: Summary and Statutory Strategy Sections

With respect to the MSCI ACWI ex USA Index, please explain how this index applies to the Fund investing in emerging markets.

RESPONSE:

In light of the Staff’s comments, the Registrant will revise the Fund’s investment strategy as shown in bolded and underlined disclosure below:

Emerging market countries include any country ~~represented~~ designated as an emerging market country in any widely recognized index of emerging market or frontier market securities, such as the MSCI Emerging Markets Index, MSCI ACWI ex USA Index, and the MSCI Frontier Markets Index.

COMMENT 2: Summary and Statutory Eurozone-Related Risk

Please explain how Eurozone-Related Risk is an appropriate risk factor for an emerging markets fund.

RESPONSE: The Registrant confirms that it believes Eurozone-Related Risk is an appropriate risk factor for the Federated Emerging Markets Equity Fund as a result of its investments in non-U.S. securities. While the Fund will invest its assets so that at least 80% of its net assets (plus any borrowing for investment purposes) are invested in equity securities of emerging market countries, it may invest up to the remaining 20% of assets in the Eurozone depending on market conditions. In addition, the Registrant notes that the Eurozone has an outsized influence on those emerging markets located in Eastern Europe due to proximity and strong trade linkages.

COMMENT 3: Summary and Statutory Small- and Mid-Cap Company Risks

It is noted that the Fund discloses small- and mid-cap company risks. Please consider adding large-cap company risk if it is applicable.

RESPONSE: The Registrant does not believe the Fund is subject to risks unique to investments in large-cap companies that are not adequately covered by “Stock Market Risk” and “Risk Related to the Economy.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

FEDERATED INTERNATIONAL EQUITY FUND – FUND SPECFIC COMMENTS

COMMENT 1. Prospectus: Summary and Statutory Strategy Sections

The strategy sections state the following: “The Fund primarily invests in a portfolio of equity securities that are tied economically to a number of countries throughout the world, typically three or more.” Please expressly describe how the Fund will invest its assets in investments tied economically to a number of countries throughout the world. See 2001 SEC Release IC-24828, Note 42 (“40% test”).

RESPONSE:

The Registrant respectfully notes that the Staff clarified that this approach is not compulsory, and that statements to the effect that the fund will invest “primarily” or “a majority of its assets” in non-U.S. securities are also acceptable. (See e.g., Memorandum from Investment Company Institute to SEC Rules Members No. 47-12 et al. (June 4, 2012), available at http://ici.org/my_ici/memorandum/ci.memo26215.)

Supplementally, the Registrant also confirms that the Fund is generally expected to invest at least 40% of its total assets (or, if market conditions are not deemed favorable, at least 30%) in non-U.S. investments and allocate its assets to no fewer than three different countries.

COMMENT 2. Prospectus: Summary and Statutory Strategy Sections

The strategy sections state the following: “The Fund does not expect to make additional investments in developing or emerging markets (the countries within the Americas, Europe, the Middle East, Africa, Asia, and Australasia not represented in the MSCI World Index as developed markets) if it would cause the Fund to have a greater than 10% overweight position to developing or emerging markets as compared to the exposure of the MSCI ACWI ex USA Index to such countries.” Please revise this sentence for clarity.

RESPONSE:

The Registrant will revise the noted disclosure as follows (additions are bolded and underlined).

The Fund targets a limit of a 10% overweight position to developing or emerging markets (the countries within the Americas, Europe, the Middle East, Africa, Asia, and Australasia not represented in the MSCI World Index as developed markets) as compared to the exposure of the MSCI ACWI ex USA Index to such countries, ~~does not expect to make additional investments in developing or emerging markets (the countries within the Americas, Europe, the Middle East, Africa, Asia, and Australasia not represented in the MSCI World Index as developed markets) if it would cause the Fund to have a greater than 10% overweight position to developing or emerging markets as compared to the exposure of the MSCI ACWI ex USA Index to such countries~~

COMMENT 3. Prospectus: Summary and Statutory Strategy Sections

In the strategy sections, Polaris Capital Management, LLC is referenced as the Fund’s Sub-Adviser. Please add a subadvisory agreement for this Sub-Adviser to the Part C exhibits list and submit in the Registrant’s Rule 485(b) filing.

RESPONSE:

The Registrant will file a copy of the subadvisory agreement with the Sub-Adviser in the Registrant’s Rule 485(b) filing to be submitted on or about August 26, 2019.

COMMENT 4. Prospectus: Summary – Average Annual Total Return Table

Certain disclosure is missing from the Fund’s introductory paragraph that is included in Federated Emerging Markets Equity Fund and Federated International Growth Fund. Please conform or explain why it isn’t necessary for this Fund.

RESPONSE:

The Registrant notes supplementally that, unlike the other Funds, the Federated International Equity Fund will commence operations for all classes immediately following the Reorganization. However, the Registrant will add the following language under “Summary – Average Annual Total Return Table.”

In addition to Return Before Taxes, Return After Taxes is shown for the Predecessor Fund's Class I to illustrate the effect of federal taxes on Fund returns. After-tax returns are shown only for the IS class and after tax-returns for the A, C and R6 classes will differ from those shown for the IS class. Actual after-tax returns depend on each investor's personal tax situation, and are likely to differ from those shown. After-tax returns are calculated using a standard set of assumptions. The stated returns assume the highest historical federal income and capital gains tax rates. These after-tax returns do not reflect the effect of any applicable state and local taxes. After-tax returns are not relevant to investors holding Shares through a 401(k) plan, an Individual Retirement Account (IRA) or other tax-advantaged investment plans.

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal

Enclosures